Exhibit 99.1

Seaspan Corporation
Unit 2, 2nd Floor, Bupa Centre
141 Connaught Road West
Hong Kong, China

2600 – 200 Granville Street
Vancouver, BC
Canada V6C 1S4
Tel: 604-638-2575
Fax: 604-648-9782
www.seaspancorp.com
FOR IMMEDIATE RELEASE

Seaspan Announces Closing of Second $500 Million Investment by Fairfax Financial Holdings Limited

January 16, 2019

HONG KONG, China, January 15, 2019 – Seaspan Corporation (NYSE:SSW) (“Seaspan”) announced today the closing of the second tranche of the $1 billion aggregate investment commitment by Fairfax Financial Holdings Limited and its affiliates (collectively, “Fairfax”) in Seaspan. As with Fairfax’s initial $500 million investment in Seaspan, and pursuant to definitive agreements entered into on March 13, 2018 and announced on March 14, 2018, this second tranche of funding (the “Second Fairfax Investment”) is structured as a $250 million issuance of (i) 5.50% senior notes due 2026 and (ii) approximately 38.46 million warrants (the “2019 Warrants”). Pursuant to a definitive agreement entered into and announced on May 31, 2018, Fairfax has agreed to immediately exercise the 2019 Warrants at an exercise price of $6.50 per warrant, for additional equity proceeds to Seaspan of $250 million. As a result, Seaspan’s aggregate proceeds from the Second Fairfax Investment will be $500 million.

This brings Fairfax’s total investment in Seaspan to $1 billion, the proceeds of which will be used to fund future growth initiatives, repay debt and for general corporate purposes. With the closing of the Second Fairfax Investment, Fairfax’s aggregate shareholdings in Seaspan are 76.9 million Class A common shares or approximately 36% of shares outstanding.

Fairfax continues to hold the 25 million seven year warrants, with an exercise price of $8.05, which were issued to it on July 16, 2018.

Summary of Fairfax Investments1

Investment	Date Issued/Exercised	Proceeds to Seaspan
2025 Notes	February 14, 2018	$250 million
2018 Warrants	July 16, 2018	$250 million
2026 Notes	January 15, 2019	$250 million
2019 Warrants	January 15, 2019	$250 million

[1]	Does not include the 25 million seven year warrants outstanding as of the date hereof

David Sokol, Chairman of Seaspan Corporation commented, “The closing of this follow-on Fairfax investment bolsters Seaspan’s balance sheet for the future. Seaspan’s management team and Board of Directors are proud to continue building upon the strong partnership created with Fairfax. This additional investment will enhance Seaspan’s ability to execute on our long-term goals of deleveraging, strengthening our balance sheet, and creating value through disciplined and thoughtful capital allocation.”

Prem Watsa, Chairman and Chief Executive Officer of Fairfax said, “With the closing of this investment, we are excited to expand our partnership with Seaspan, which now represents one of

Fairfax’s largest investments.”

About Seaspan

Seaspan is a leading independent charter owner and operator of containerships with industry leading ship management services. We charter our vessels primarily pursuant to long-term, fixed-rate, time charters to the world’s largest container shipping liners. Seaspan’s operating fleet consists of 112 containerships with a total capacity of more than 900,000 TEU, an average age of approximately 6 years and an average remaining lease period of approximately 4 years, on a TEU-weighted basis.

Seaspan has the following securities listed on The New York Stock Exchange:

Symbol:	Description:
SSW	Class A common shares
SSW PR D	Series D preferred shares
SSW PR E	Series E preferred shares
SSW PR G	Series G preferred shares
SSW PR H	Series H preferred shares
SSW PR I	Series I preferred shares
SSWN	6.375% senior unsecured notes due 2019
SSWA	7.125% senior unsecured notes due 2027
SSW25	5.500% senior notes due 2025

About Fairfax Financial Holdings Limited

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

Investor Inquiries:

Mr. Matt Borys

Investor Relations

Seaspan Corporation

Tel. +1-778-328-5340

Email: mborys@seaspanltd.ca

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